UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2022
Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F              Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes              No
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes              No
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes              No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being furnished by Adecoagro S.A. (“Adecoagro” or the “Company”) with the Securities and Exchange Commission (the “SEC”) to provide shareholders with important information concerning the Annual General Meeting of Shareholders (the “AGM”) to be held on April 20, 2022 at 10:00 am (CET) and the Extraordinary General Meeting of Shareholders (the “EGM”) to be held on April 20, 2022, immediately after the AGM, at Vertigo Naos Building, 6 Rue Eugène Ruppert, L - 2453 Luxembourg.

The Company is attaching to this Form 6-K: (i) the convening notice and agenda for the AGM and EGM, together with the voting instructions, and (ii) a copy of the proxy card to vote any shares by proxy.

Shareholders of record on March 7, 2022 may vote their shares and submit a proxy card by following the instructions provided with the proxy materials mailed to them on or about March 17, 2022.

Shareholders may submit questions in advance by contacting our investor relations department at (5411) 4836-8651 or ir@adecoagro.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

Date: April 12, 2022	By:	/s/ Emilio Gnecco
	Name:	Emilio Gnecco
	Title:	Chief Legal Officer

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